Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 12
DATED JANUARY 10, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 12 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 8, 2005, Supplement No. 4 dated November 10, 2005 Supplement No. 5 dated November 22, 2005, Supplement No. 6 dated December 9, 2005, Supplement No. 7 dated December 14, 2005, Supplement No. 8 dated December 20, 2005,  Supplement No. 9 dated December 22, 2005, Supplement No. 10 dated December 29, 2005, and Supplement No. 11 dated January 4, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies," and "Plan of Distribution" as described below.  You should read this Supplement No. 12 together with our prospectus and each supplement thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 1 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

We purchased the following property on the date indicated below:

Stop & Shop, Hyde Park, New York

On January 5, 2006, we entered into a joint venture with an affiliate, Special Member, L.L.C., and acquired an interest in a freestanding retail building leased to The Stop & Shop Supermarket Company. The building contains approximately 52,500 of gross leasable square feet and is located at 5 St. Andrews Road in Hyde Park, New York. This property competes with five (5) other supermarket anchored centers within in the Hyde Park area and its economic performance could be affected by changes in local economic conditions.

In connection with the closing of the transaction, we made a capital contribution of approximately $8.7 million in exchange for approximately sixty-seven percent (67%) of its outstanding equity interests. Our capital contribution was funded using approximately $8.1 million in loan proceeds obtained in connection with the closing and $600,000 of equity from cash on hand. The loan matures in February 2013, is secured by the property and requires interest only payments at an annual rate of 5.245%.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

We are of the opinion that the property is adequately covered by insurance.

Real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $174,000.  The real estate taxes payable were calculated by multiplying Stop & Shop - Hyde Park’s assessed value by a tax rate of 38.61.

For federal income tax purposes, our depreciable basis in this property will be approximately $10.3 million.  We calculate depreciation expense for tax purposes, using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The building was constructed in 1998. One tenant, The Stop & Shop Supermarket Company, leases one hundred percent (100%) of the total gross leasable area of the property. The lease requires the tenant to pay base annual rent on a monthly basis as follows:

	Approximate	% of	Current
	GLA Leased	Total	Annual	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Options	Beginning	To

The Stop & Shop Supermarket Company	52,500	100	929,775	11/ 5yr.	09/00	11/25

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)
2006	0	-	-	0.00%	929,775	-
2007	0	-	-	0.00%	982,275	-
2008	0	-	-	0.00%	982,275	-
2009	0	-	-	0.00%	982,275	-
2010	0	-	-	0.00%	982,275	-
2011	0	-	-	0.00%	982,275	-
2012	0	-	-	0.00%	1,034,775	-
2013	0	-	-	0.00%	1,034,775	-
2014	0	-	-	0.00%	1,034,775	-
2015	6	-	-	0.00%	1,034,775	-

The table below sets forth certain information with respect to the occupancy rate at Stop & Shop – Hyde Park expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot ($)

2005	100%	17.71
2004	100%	16.71
2003	100%	16.71
2002	100%	15.71
2001	100%	15.71

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Monadnock Marketplace; Keene, New Hampshire

On January 4, 2006, MB REIT purchased a fee simple interest in an existing shopping center known as Monadnock Marketplace containing approximately 200,791 gross leasable square feet.  The center is located at 20 Ashbrook Road in Keene, New Hampshire.

MB REIT purchased this property from an unaffiliated third party, Monadnick Condominium, L.P., for a cash purchase price of approximately $48.7 million.  MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $202,000.  The real estate taxes payable were calculated by multiplying Monadnock Marketplace's assessed value divided by 1000 by a tax rate of 26.19.

For federal income tax purposes, MB REIT's depreciable basis in this property~~,~~ will be approximately $36.5 million. MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Four tenants, Price Chopper, Michaels, Bed, Bath & Beyond and Circuit City, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Price Chopper	73,883	37	17.89	12/05	12/25

Michaels	21,718	11	16.25	10/05	10/20

Bed, Bath & Beyond	20,900	10	13.50	10/03	01/19

Circuit City	20,413	10	16.00	10/05	01/17

Monadnock Marketplace was built between 2003 and 2005 and is shadow anchored by Home Depot, Target and Dick's Sporting Goods.  As of January 1, 2006, this property is one hundred percent (100%) occupied, with a total of approximately 200,791 square feet leased to 12 tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Gamestop	1,900	01/09	1/5 yr.	43,700	23.00
Pier 1 Imports	9,590	10/13	2/5 yr.	171,181	17.85
Olive Garden	7,685	09/15	1/10 yr.	114,000	14.83
iParty	9,900	09/15	2/5 yr.	173,250	17.50
Mattress Giant	6,000	12/15	2/5 yr.	117,000	19.50
Circuit City	20,413	01/17	5/5 yr.	326,608	16.00
Bed, Bath & Beyond	20,900	01/19	3/5 yr.	282,150	13.50
Border's	17,400	01/19	3/5 yr.	318,420	18.30
Chili's	5,855	04/20	3/5 yr.	105,000	17.93
Longhorn Steakhouse	5,547	08/20	3/5 yr.	85,000	15.32
Michaels	21,718	10/20	3/5 yr.	352,917	16.25

Price Chopper	73,883	12/25	4/5 yr.	1,321,667	17.89

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)
2006	0	-	-	0.0%	3,128,986	-
2007	0	-	-	0.0%	3,128,986	-
2008	0	-	-	0.0%	3,146,386	-
2009	1	1,900	43,700	1.4%	3,146,386	23.00
2010	0	-	-	0.0%	3,102,686	-
2011	0	-	-	0.0%	3,139,627	-
2012	0	-	-	0.0%	3,139,627	-
2013	1	9,590	171,181	5.5%	3,139,627	17.85
2014	0	-	-	0.0%	2,968,446	-
2015	3	23,585	405,520	13.5%	2,995,946	17.18

The table below sets forth certain information with respect to the occupancy rate at Monadnock Marketplace expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot ($)
2005	100%	15.58
2004	100%	16.38
2003	96%	16.12

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenants to pay these expenses up to a certain amount.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of January 5, 2006.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	10,792,891	107,928,910	11,332,536	96,596,374

	10,812,891	108,128,910	11,332,536	96,796,374

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.